Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		June 30, 2016	December 31, 2015
		$	$
ASSETS	Note

Cash and cash equivalents		547,082	830,326
Short-term investments	3	8,056,952	9,573,425
Marketable securities	4	325,500	126,000
Other assets		100,630	170,316
CURRENT ASSETS		9,030,164	10,700,067

Exploration and evaluation assets	5	37,130,644	36,389,795

ASSETS		46,160,808	47,089,862

LIABILITIES

Accounts payable and accrued liabilities		541,173	659,661

LIABILITIES		541,173	659,661

SHAREHOLDERS’ EQUITY

Share capital	6	105,270,155	105,113,340
Contributed surplus		32,846,910	32,799,280
Deficit		(92,497,430)	(91,482,419)

SHAREHOLDERS’ EQUITY		45,619,635	46,430,201

LIABILITIES AND SHAREHOLDERS’ EQUITY		46,160,808	47,089,862

Commitments	8

Approved by the Board of Directors

Robert Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Filing and regulatory fees	27,233	26,945	143,443	164,555
Office and administration	33,790	65,282	96,368	120,274
Professional fees	35,514	70,151	74,188	191,692
Rent and utilities	40,874	55,607	96,482	111,215
Share-based payments	35,375	59,972	75,100	117,030
Shareholder communication and travel	61,127	167,621	140,909	266,181
Wages and benefits	269,231	252,506	540,922	500,850

CORPORATE EXPENSES	503,144	698,084	1,167,412	1,471,797

Foreign exchange loss (gain)	1,050	14,748	24,204	(261,398)
Interest income	(25,030)	(41,202)	(52,105)	(95,948)
Gain on marketable securities	(166,500)	-	(124,500)	-

LOSS AND COMPREHENSIVE LOSS	312,664	671,630	1,015,011	1,114,451

Basic and diluted loss per share	-	0.01	0.01	0.01

Weighted average number of common shares outstanding	94,242,365	94,194,936	94,218,650	94,194,936

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,	2016	2015
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss and comprehensive loss	(1,015,011)	(1,114,451)

ITEMS NOT AFFECTING CASH
Share-based payments	75,100	117,030

Change in non-cash working capital items	(209,917)	(87,155)

OPERATING ACTIVITIES	(1,149,828)	(910,266)

FINANCING ACTIVITIES
Exercise of stock options	110,400	-

FINANCING ACTIVITIES	110,400	-

INVESTING ACTIVITIES
Redemption of short-term investments	1,500,000	5,000,000
Mineral property expenditures	(743,816)	(2,529,541)

INVESTING ACTIVITIES	756,184	2,470,459

CHANGE IN CASH AND CASH EQUIVALENTS	(283,244)	1,560,193

Cash and cash equivalents – Beginning	830,326	7,471,834

CASH AND CASH EQUIVALENTS - ENDING	547,082	9,032,027

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2014	94,194,936	105,113,340	32,510,184	(89,364,392)	48,259,132

Share-based payments	-	-	170,846	-	170,846
Loss and comprehensive loss	-	-	-	(1,114,451)	(1,114,451)

JUNE 30, 2015	94,194,936	105,113,340	32,681,030	(90,478,843)	47,315,527

Share-based payments	-	-	118,250	-	118,250
Loss and comprehensive loss	-	-	-	(1,003,576)	(1,003,576)

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Exercise of stock options	167,334	110,400	-	-	110,400
Transfer of stock option value	-	46,415	(46,415)	-	-
Share-based payments	-	-	94,045	-	94,045
Loss and comprehensive loss	-	-	-	(1,015,011)	(1,015,011)

JUNE 30, 2016	94,362,270	105,270,155	32,846,910	(92,497,430)	45,619,635

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th floor – 1040 West Georgia Street, Vancouver, British Columbia.

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company will continue to require additional funding to maintain its ongoing permitting efforts, mineral property maintenance payments, project development, and operations. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on August 4, 2016.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment relating to the Company’s exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

As at June 30, 2016, the Company had $8,000,000 (December 31, 2015 - $9,500,000) invested in Canadian dollar denominated guaranteed investment certificates (“GICs”). Interest is accrued during the GIC term. Accrued interest at June 30, 2016 was $56,952, (December 31, 2015 - $73,425).

4.	MARKETABLE SECURITIES

In May 2016, Western received 2.5 million common shares of NorthIsle Copper and Gold Inc. (“NorthIsle”) as payment for corporate cost recoveries relating to shared office and employee charges dating as far back as 2013. As at June 30, 2016, the common shares of NorthIsle had a market value of $262,500.

In December 2015, Western received common shares of Copper North Mining Corp. (“Copper North”) as payment for amounts previously owing to the Company. As at June 30, 2016, the Company held 420,000 common shares of Copper North with a market value of $63,000 (December 31, 2015 - $126,000).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project is a large copper-gold-molybdenum porphyry deposit located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2014	32,545,517

Engineering	518,331
Permitting	2,506,343
Salary and wages	740,132
Share-based payments	79,472

DECEMBER 31, 2015	36,389,795

Claims maintenance	17,896
Engineering	138,891
Permitting	307,419
Salary and wages	257,698
Share-based payments	18,945

JUNE 30, 2016	37,130,644

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

7.	STOCK OPTIONS

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2016, the Company could issue an additional 3,386,227 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended is presented below.

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2014	6,399,001	1.29

Granted	875,000	0.52
Forfeited	(205,000)	0.66
Expired	(851,667)	0.98

DECEMBER 31, 2015	6,217,334	1.24

Exercised	(167,334)	0.66

JUNE 30, 2016	6,050,000	1.26

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
		$	contractual life
			years
$0.50 – 0.67	2,125,000	0.57	2.87
$0.80 – 0.96	2,300,000	0.83	1.77
$1.59	100,000	1.59	1.54
$2.84	1,525,000	2.84	0.04

JUNE 30, 2016	6,050,000	1.26	1.72

Of the total stock options outstanding, 4,958,324 were vested and exercisable at June 30, 2016. The weighted average exercise price of vested stock options is $1.40 and the average remaining contractual life is 1.25 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	COMMITMENTS

The Company has an agreement to sub-lease head office space until April 29, 2017. After that date, either the Company or the sub-lessor may terminate the sub-lease, without penalty, by providing the other party 120 days’ notice. As at June 30, 2016, payments remaining over the course of the sub-lease total $133,000.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 5.

9.	MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Salaries and director fees	209,340	213,838	425,465	429,207
Share-based payments	32,324	55,256	68,702	107,014

MANAGEMENT COMPENSATION	241,664	269,094	494,167	536,221

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

10.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

11.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company also monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

12.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c.	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.